UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated September 30, 2019

Commission File Number 001-37518

Benitec Biopharma Limited

(Translation of registrant’s name into English)

Level 14, William Street

Melbourne 3000, VIC, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report on Form 6-K is incorporated by reference in the Prospectus Supplement of Benitec Biopharma Limited filed with the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2019, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Placement Agency Agreement, dated September 30, 2019, between Benitec Biopharma Limited and Ladenburg Thalmann & Co. Inc.

99.2	Form of Securities Purchase Agreement, dated September 30, 2019.

99.3	Form of American Depositary Shares Pre-Funded Warrant.

99.4	Form of American Depositary Shares Purchase Warrant.

99.5	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benitec Biopharma Limited

Date: September 30, 2019	By:	/s/ Jerel Banks_
	Name:	Jerel Banks
	Title:	Chief Executive Officer

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